Republic Property Trust

CODE OF BUSINESS CONDUCT AND ETHICS

Last Updated: February 28, 2007

TABLE OF CONTENTS

Page

1.	Introduction

2.	Compliance with Laws, Rules and Regulations

3.	Conflicts of Interest

4.	Insider Trading

5.	Corporate Opportunities

6.	Competition and Fair Dealing

7.	Record-Keeping and Questionable Accounting or Auditing Matters

8.	Confidentiality

9.	Protection and Proper Use of Company Assets

10.	Payments to Government Personnel; Political Activities and Contributions

11.	Waivers of the Code of Business Conduct and Ethics

12.	Reporting any Illegal or Unethical Behavior

13.	Discrimination and Harassment

14.	Compliance Standards and Procedures

15.	Administration

16.	Disclosure of Code

REPUBLIC PROPERTY TRUST
CODE OF BUSINESS CONDUCT AND ETHICS

1.	INTRODUCTION

This Code of Business Conduct and Ethics (this “Code”) of Republic Property Trust (the “Company”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out policies to guide all employees, officers and trustees of the Company. All of the Company’s employees, officers and trustees must conduct themselves according to these policies and seek to avoid even the appearance of improper behavior. Employees and officers should also refer to the Company’s Employee Manual for additional policies on business conduct which supplement and are in addition to this Code. Trustees should refer to the Corporate Governance Guidelines for additional policies that specifically govern the conduct of trustees.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about these conflicts or this Code, you should ask your supervisor or the Company’s General Counsel (the “Compliance Officer”) how to handle the situation.

Those who violate the policies in this Code will be subject to disciplinary action, up to and including a discharge from the Company and, where appropriate, civil liability and criminal prosecution. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the policies described in Section 12 of this Code.

2.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Obeying the law, both in letter and in spirit, is one of the foundations on which this Company’s ethical policies are built. All employees, officers and trustees must respect and obey the laws, rules and regulations (including insider trading laws) of the cities, states and countries in which we operate. Although not all employees, officers and trustees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

3.	CONFLICTS OF INTEREST

The Company respects the rights of employees, officers and trustees to manage their personal affairs and investments and does not wish to intrude upon their personal lives. At the same time, employees, officers and trustees must act in the best interests of the Company and avoid situations that present a potential or actual conflict between their interests and the interests of the Company.

A “conflict of interest” exists when a person’s private interest interferes in any way – or even appears to interfere – with the interests of the Company. A conflict situation can arise when an employee, officer or trustee of the Company takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an employee, officer or trustee or members of his or her immediate family, receive improper personal benefits as a result of his or her position in or with the Company. Loans to, or guarantees of obligations of, employees, officers or trustees or their immediate family members also create conflicts of interest.

Conflicts of interest are generally prohibited as a matter of Company policy. Exceptions may only be made after review and approval of specific or general categories by senior management (in the case of employees) or the Board of Trustees (in the case of officers or trustees). Trustees should refer to the Company’s Corporate Governance Guidelines for additional policies that specifically govern the conduct of trustees. Conflicts of interest may not always be clear cut, so if you have a question, you should consult with your supervisor or the Compliance Officer. Any employee, officer or trustee who becomes aware of a conflict or potential conflict, or knows of any material transaction or relationship that reasonably could be expected to give rise to such a conflict, should promptly bring it to the attention of a supervisor, manager or other appropriate personnel who is not involved in the matter giving rise to such a conflict or potential conflict or consult the policies described in Section 12 of this Code.

Examples of Conflicts of Interests:

It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise. The basic factor in all these situations is, however, the division of loyalty or the perception of a division of loyalty, between the Company’s best interests and your interests. Guidelines with respect to several sensitive areas in which actual, potential or apparent conflicts of interest are likely to occur are set forth below.

Relationships with a Competing Business and Certain Other Entities:

Certain relationships with a competing business or an entity that has a material financial or adverse relationship with the Company are conflicts of interest. For that reason, no employee, officer or trustee may, without prior approval:

1.	Engage in any competing business with the Company; or

2.	Engage in the following activities with a competing business, an entity that has a material financial relationship with the Company or an entity whose interests are adverse to or conflict with, in a material respect, the interests of the Company:

•	serve as a trustee, officer or key personnel;

•	own more than 10% of the stock or other equity interest; or

•	provide directly consulting, legal, advisory or other services.

The determination of whether a “material financial relationship” exists or whether an interest is adverse to (or in conflict with) the interests of the Company in a material respect will be made on a case-by-case basis.

Outside or Additional Part-Time Work:

While the best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf, employees may wish to take on additional part-time work with organizations that are not our competitors, customers or suppliers. While such work in itself does not constitute a conflict of interest, the second job must be strictly separated from the employee’s job at the Company, and is subject to the following restrictions.

•	Outside work must not be done on Company time and must not involve the use of Company equipment or supplies.

•	The employee should not attempt to sell products or services from the outside work to the Company.

•	Performance of the outside work must not interfere with or prevent the employee from devoting the time and effort needed to fulfill the employee’s primary duties and obligations as an employee of the Company.

Direct Reporting to Spouse, Partner or Immediate Family:

The potential for conflict of interest clearly exists if your immediate family member (i.e. spouse, sibling, child, or parent) or someone with whom you have a romantic relationship also works at the Company and is in a direct reporting relationship to you. Employees should not directly supervise, report to, or be in a position to influence the hiring, work assignments or evaluations of an immediate family member or someone with whom they have a romantic relationship.

Gifts and Entertainment:

The giving or receiving of a business gift by the Company’s employees, officers and trustees may present a conflict of interest and in some cases may be prohibited by law or regulation. Employees, officers and trustees may not accept gifts or entertainment from customers or suppliers or potential customers or potential suppliers other than those of nominal value, such as meals, calendars, flowers, fruit, candy, books and advertising novelties. Similarly, employees may accept entertainment, but only in so far as it is reasonable in the context of the business at hand and to facilitate the Company’s interests. Employees are strictly prohibited from soliciting gifts, gratuities or business courtesies for the benefit of themselves, any family member or friend.

4.	INSIDER TRADING

The federal securities laws strictly forbid employees, officers and trustees from buying or selling Company securities while in possession of material nonpublic information about the Company. Likewise, employees, officers and trustees may not “tip” a family member, friend or other person by providing that person with material non-public information about the Company. Any of these actions may amount to “insider trading” and are strictly prohibited. Employees should also refer to the Company’s Employee Manual. Officers and trustees should refer to the Company’s Policy on Insider Trading and Compliance, which contains more detailed policies and rules relating to transactions in the Company’s securities. If you have any questions, please consult the Compliance Officer.

5.	CORPORATE OPPORTUNITIES

Employees, officers and trustees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. No employee, officer or trustee may use corporate property, information, or position for improper personal gain, and no employee, officer or trustee may compete with the Company directly or indirectly. Employees, officers and trustees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

6.	COMPETITION AND FAIR DEALING

We seek to outperform our competitors fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies, is prohibited. Our employees, officers and trustees should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee, officer or trustee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

7.	RECORD-KEEPING AND QUESTIONABLE ACCOUNTING OR AUDITING MATTERS

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and to provide full, fair, accurate and timely disclosure. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal and accounting requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained under any circumstances. The accurate and timely reporting of our financial results and financial condition requires that all financial information be recorded promptly and accurately, and that our systems for recording and reporting that information be properly functioning and subject to regular and thorough evaluations. While we all may not be familiar with accounting procedure, we do need to make sure that every business record is accurate, complete and reliable. All employees are responsible to report to the Company any concerns regarding questionable accounting or auditing matters that may come to their attention. This policy also applies to all operating reports or records prepared for internal or external purposes, such as environmental data, product test results, quality control reports, or sales projections. False, misleading or incomplete information impairs the Company’s ability to make good decisions, undermines trust in the long term, and may in some cases be illegal.

Business records and communications often become public, and employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the Compliance Officer.

8.	CONFIDENTIALITY

Employees, officers and trustees of the Company must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is either expressly authorized by the Company or required by law. Confidential information includes all non-public information, including information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. Confidential information includes, without limitation, financial information, forecasts and analyses and offers and proposals for acquisitions, dispositions, leases and other transactions and the appraisals, studies and other documents and analyses related thereto. Employees, officers and trustees are required to keep confidential all confidential information and may not disclose, reveal or discuss this information with persons outside of the Company or use this information for their own direct or indirect benefit or for the direct or indirect benefit of any family member, friend, relative or other recipient of the information. Should any employee, officer or trustee have a question as to whether certain information is considered confidential information, that person should contact or consult with the Compliance Officer.

The obligation to keep Company information confidential continues following termination of the employment or other relationship with the Company, and the Company will pursue all legal remedies available at law or in equity to prevent any former employee, officer or trustee from using Company confidential information.

Employees and officers should also refer to the Company’s Employee Manual for additional policies and procedures with respect to confidential information.

9.	PROTECTION AND PROPER USE OF COMPANY ASSETS

All employees, officers and trustees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes only. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees, officers and trustees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties. Employees, officers and trustees who have access to proprietary and confidential information are obligated to safeguard it from unauthorized access in accordance with the Company’s policy on confidential information (see Section 8 of this Code).

Employees and officers should also refer to the Company’s Employee Manual for additional policies and procedures with respect to protection and proper use of company assets.

10.	PAYMENTS TO GOVERNMENT PERSONNEL; POLITICAL ACTIVITIES AND CONTRIBUTIONS

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any jurisdiction.

In addition, there are a number of laws and regulations concerning business gratuities that may be accepted by U.S., state and local government personnel. The promise, offer or delivery to any U.S., state or local government official or employee of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense and such activities are generally prohibited. The Compliance Officer can provide guidance to you in this area.

The Company respects and supports the rights of employees to participate in political activities. However, these activities should not be conducted on Company time or involve the use of any Company resources such as telephones, computers or supplies. Employees will not be reimbursed for personal political contributions.

The Company may sometimes express its views on local and national issues that affect its operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict Company policies. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee, officer or trustee may make or commit to political contributions on behalf of the Company without approval from the Compliance Officer.

11.	WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

It may be appropriate for a provision of the Code to be waived in a particular circumstance. Any employee seeking a waiver should speak to his or her supervisor, who will likely need to involve other persons in consideration of the waiver request.

Any waiver of this Code for executive officers or trustees may be made only by the Board of Trustees or a Board committee and will be promptly disclosed to the Company’s shareholders and otherwise as required by law or regulation of the Securities and Exchange Commission and the New York Stock Exchange.

12.	REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

If you believe that actions have taken place, may be taking place or may be about to take place that violate or would violate this Code, you must bring the matter to the attention of the Company. Failure to do so is itself a violation of this Code. You are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Any supervisor or manager who receives a report of a potential violation of this Code must report it immediately to the Compliance Officer. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees.

You are required to communicate any violations of this Code to the Company’s Compliance Officer, by any of the following methods:

•	In writing, either by internal mail or U.S. mail;

•	By e-mail; or

•	By telephone.

All employee communications made in good faith will be treated promptly and professionally and without risk of retribution whatsoever. Any use of these reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code.

We would prefer you identify yourself to facilitate our investigation of any report. However, you may choose to remain anonymous. We will use reasonable efforts to protect the identity of any person who reports potential misconduct and any retaliation for reports of misconduct by others made in good faith will not be tolerated. Indeed, any employees, officers or trustees who engage in retaliation are subject to discipline, up to and including termination, and in appropriate cases, civil and/or criminal liability. We will also use reasonable efforts to protect the identity of the person about or against whom an allegation is brought, unless and until it is determined that a violation has occurred. Any person involved in any investigation in any capacity of a possible misconduct must not discuss or disclose any information to anyone outside of the investigation unless required by law or when seeking his or her own legal advice, and is expected to cooperate fully in any investigation.

13.	DISCRIMINATION AND HARASSMENT

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

14.	COMPLIANCE STANDARDS AND PROCEDURES

We must all work to ensure prompt and consistent action against violations of this Code. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are some steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with the Compliance Officer.

•	Your report of violations of this Code may be made in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. We does not permit retaliation of any kind against employees for good faith reports of violations of this Code or questionable accounting or auditing matters.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

15.	ADMINISTRATION

Board of Trustees. The Board of Trustees, through the Corporate Governance and Nominating Committee, will help ensure this Code is properly administered. The Corporate Governance and Nominating Committee will be responsible for the annual review of the compliance procedures in place to implement this Code and will recommend clarifications or necessary changes to this Code to the Board of Trustees for approval.

Officers and Managers. All officers and managers are responsible for reviewing this Code with their employees and ensuring they have signed the attached certification. Officers and managers are also responsible for the diligent review of practices and procedures in place to help ensure compliance with this Code.

16. DISCLOSURE OF CODE

This Code shall be published on the Company’s website. The Company shall state in its annual proxy statement or, if the Company does not file an annual proxy statement, in its annual report on Form 10-K, that the Code is available on it website and that the Code is available in print to any shareholder who requests it.

CERTIFICATION

I hereby acknowledge that I have read the Code of Business Conduct and Ethics of Republic Property Trust, have become familiar with its contents and will comply with its terms. Any violations of which I am aware are noted below.

Name (please print)

Signature

Date

Please describe any violations, exceptions or comments below: